Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Received 22 System Orders During Q3 2017; Expects to
Report Record Quarterly Revenue

CAESAREA, Israel – October 9, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical robotic systems, expects to report record revenue of approximately $17.2 million for the third quarter ended September 30, 2017.  During the third quarter of 2017, the Company received a total of 22 system purchase orders from customers in the U.S., Asia and Israel. The 22 orders are comprised of:

•
19 purchase orders for the Mazor X™ system, of which 11 were ordered by Medtronic. As of September 18, 2017, Medtronic assumed full responsibility for the distribution of the Mazor X system, as part of the second phase of the commercial agreement between the companies. Five of the Medtronic ordered systems were delivered in Q3.

•	A purchase order for three Renaissance systems from the Company's distribution partner in China, one of which was delivered in Q3.

"This quarter we transferred to Medtronic members of our talented capital sales team along with a solid sales pipeline. This transition was performed in a smooth and effective manner and we maintained robust sales activity during the transition period," commented Ori Hadomi, Chief Executive Officer.  "The continued strong performance in the third quarter of 2017 reflects the increased demand and interest in Mazor's robotic platforms."

Mazor's system backlog at the end of the third quarter was 17 systems (15 Mazor X and two Renaissance systems).  The Company intends to report its financial results for the third quarter ended September 30, 2017 on or about November 7, 2017 and will issue a press release with the specific time, dial-in credentials and webcast details.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the expected revenue for the third quarter of 2017, the amount of recording of additional revenue from backlog, the timing of reporting of third quarter financial results, and other statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk – Investors
mpolyviou@evcgroup.com: dsherk@evcgroup.com
212.850.6020; 646-445-4800